Exhibit 12.1
STATEMENT OF CALCULATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(000’s)
For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income before income taxes plus fixed charges. “Fixed charges” consist of (a) interest expensed and capitalized; (b) amortized premiums, discounts and capitalized expenses related to indebtedness; (c) an estimate of the interest within rental expenses; and (d) preference security dividend requirements of consolidated subsidiaries.

	Fiscal Year Ended
	April 30,
	2005	2006	2007	2008		2009
Earnings:
Earnings before Fixed Charges	$2,140	$(21,268)	$(3,965)	$(6,174)		$(858)

Fixed Charges
Interest Expense (Inc Amortization of Debt Costs)	11,544	26,841	26,649	26,420		26,156
Less Capitalized Interest	14,300	—	—	—		—
Estimated Interest within Rental Expenses	45	26	—	—		—

Total Fixed Charges	25,889	26,867	26,649	26,420		26,156

Amortization of Capitalized Interest	—	699	699	703		813
Less Capitalized Interest	(14,300)	—	—	—

Total	(14,300)	699	699	703		813

Total Earnings	13,729	6,298	23,383	33,297		26,111

Fixed Charges	25,889	26,867	26,649	26,420		26,156

Ratio of Earnings to Fixed Charges	—	—	—	1.3	x	—
The deficiency of earnings to fixed charges was $12,160 in 2005, $20,569 in 2006, $3,266 in 2007 and $45 in 2009.